UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2022

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☒

Investor Relations PRESS RELEASE

Grupo Televisa Provides Information Related to its Shareholders Meetings

Mexico City, April 27, 2022 - Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE:TV; BMV:TLEVISA CPO) informs that based on the resolutions of its Annual General Ordinary Shareholders Meeting, as well as the Special Meetings for Series “D” and “L”, respectively, its Board of Directors is integrated as follows:
Series “A” Directors
Emilio Fernando Azcárraga Jean
Alfonso de Angoitia Noriega
Eduardo Tricio Haro
Michael T. Fries
Fernando Senderos Mestre
Bernardo Gómez Martínez
Jon Feltheimer
Enrique Krauze Kleinbort
Guadalupe Phillips Margain
Carlos Hank González Denise Maerker Salmón

Series “B” Directors
Lorenzo Alejandro Mendoza Giménez
Salvi Rafael Folch Viadero
Guillermo Garcia Naranjo Álvarez
Francisco José Chevez Robelo
José Luis Fernández Fernández

Series “D” Directors
David M. Zaslav
Enrique Francisco José Senior Hernández

Series “L” Directors
José Antonio Chedraui Eguía
Sebastián Mejía

Alternate Directors
Julio Barba Hurtado
Jorge Agustín Lutteroth Echegoyen
Joaquín Balcárcel Santa Cruz
Luis Alejandro Bustos Olivares
Félix José Araujo Ramírez
Raúl Morales Medrano
Herbert Allen III (Alternate of Mr. Enrique Francisco José Senior Hernández)

Emilio F. Azcárraga Jean	Chairman
Ricardo Maldonado Yáñez	Secretary
Televisa also informs that the Extraordinary General Shareholders' Meeting approved to modify the corporate purpose of the Company, and consequently Article Fourth of its bylaws was amended.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 60 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.
Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 29, 2022	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel